UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                       JOHNSON WORLDWIDE ASSOCIATES, INC.
                                (Name of Issuer)

                      Class A Common Stock, $.05 par value
                         (Title of Class of Securities)

                                   479254 10 4
                                 (CUSIP Number)

     John M. Schroeder, 4041 North Main Street, Racine, Wisconsin  53402 -
                                 (414) 631-2503
       (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                February 5, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 479254 10 4


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Samuel C. Johnson
              ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF and BK

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              Not Applicable

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             2,123,486(1)
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             1,135,330(1)
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             2,123,486(1)
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             1,135,330


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,258,816(1)

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              Not Applicable


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              40.9%


    14   TYPE OF REPORTING PERSON*

              IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   (1) Takes into account shares of Class B Common Stock beneficially owned by the reporting person which are convertible into Class A Common Stock on a one share-for-one share basis.

             This amendment relates to the Class A Common Stock, $.05 par value (the "Class A Common Stock") of Johnson Worldwide Associates, Inc. (the "Company"), 1326 Willow Road, Sturtevant, Wisconsin 53177. This Amendment is filed by Samuel C. Johnson, 1525 Howe Street, Racine, Wisconsin 53403.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Item 3 is hereby amended in its entirety to read as follows:

             Mr. Johnson purchased 160,000 shares of Class A Common Stock for approximately $2,696,250, of which $2,500,000 was obtained by a loan made in the ordinary course of business by Bank of America.

   Item 5.   Interest in Securities of the Issuer.

             Item 5 is hereby amended in its entirety to read as follows:

             (a)-(b) Information concerning the amount and percentage of shares of Class A Common Stock beneficially owned by the reporting person is set forth below.


                                                                                                      Percentage of
                                     Sole                   Shared                                     Outstanding
                                  Voting and              Voting and              Aggregate             Shares of
    Reporting                    Dispositive              Dispositive             Beneficial             Class A
    Person                          Power                    Power                Ownership            Common Stock
    Samuel C. Johnson            2,123,486(1)            1,135,330(1)            3,258,816(1)          40.9%(1)(2)

   _______________

   (1) Includes shares of Class B Common Stock which are convertible at any time on a one-for-one basis into shares of Class A Common Stock.

   (2)  Based upon 6,886,466 shares of Class A Common Stock outstanding on
        January 31, 1998 and 1,062,330 shares of Class B Common Stock beneficially owned by Mr. Johnson.


             Mr. Johnson shares voting and dispositive power with respect to certain shares with Imogene P. Johnson, Helen P. Johnson-Leipold, JWA Consolidated, Inc. and Johnson Heritage Trust Company. Certain information with respect to such persons is set forth below.

                                          Principal
                                         Occupation
           Name and Business                and           Name, Address and
                Address                  Employment       Principal Business

    Johnson Heritage Trust Company     Not Applicable   Bank and Trust Company
    4041 N. Main Street
    Racine, WI  53402
    State of Organization: Wisconsin

    Imogene P. Johnson                     None                  None
    4041 N. Main Street
    Racine, WI  53402
    Citizenship:  United States

    Helen P. Johnson-Leipold          Vice President-   S.C. Johnson & Son, Inc.
    1525 Howe Street                  Personal and      1525 Howe Street
    Racine, WI 53403                  Home Care         Racine, WI 53403
    Citizenship: United States        Products of S.C.
                                      Johnson & Son,    Manufacturer of
                                      Inc.              household maintenance
                                                        and industrial products

    JWA Consolidated, Inc.            Not Applicable    Holding company for
    4041 N. Main Street                                 purposes of owning
    Racine, WI  53402                                   stock of Company
    State of Organization: Delaware


             During the last five years, none of the above persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             (c) The following is a list of all transactions in the Company's Class A Common Stock and Class B Common Stock by the persons named in paragraphs (a)-(b) above during the 60 days preceding the date of this amendment to Schedule 13D.

             The shares below were purchased through broker-dealers in the Nasdaq Stock Market:

                            Date of      Class of      Number of     Price Per
           Name           Transaction  Common Stock      Shares        Share

    Samuel C. Johnson        2/4/98       Class A        10,000       $16.50
    Samuel C. Johnson        2/5/98       Class A       150,000       $16.875

             The shares below were acquired by exercise of a stock option:


                           Date of      Class of      Number of     Price Per
         Name            Transaction  Common Stock     Shares         Share

   Samuel C. Johnson       1/1/98        Class A         681         $11.75


             The shares below were acquired under the Johnson Worldwide Associates, Inc. 1994 Non-Employee Director Stock Ownership Plan:


                          Date of       Class of      Number of    Price Per
            Name        Transaction   Common Stock     Shares        Share

   Samuel C. Johnson      1/28/98       Class A         500           0
   Helen P. Johnson-      1/28/98       Class A         500           0
     Leipold


             (d)  Not applicable.

             (e)  Not applicable.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date

   February 16, 1998                  /s/  Samuel C. Johnson
                                      Signature

                                      Samuel C. Johnson
                                      Name/Title